

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 24, 2013

Via E-mail
Keith E. Gottfried, Esq.
Alston & Bird LLP
950 F Street, NW
Washington, DC 20004-1404

> **Re: RCM Technologies, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 18, 2013**
> **File No. 001-10245**

Dear Mr. Gottfried:

We have reviewed the above filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the proxy statement, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to the Company's facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filings and the information you provide in response to these comments, we may have additional comments. All defined terms used in this letter have the same meaning as in the proxy statement listed above unless otherwise indicated.

Who will solicit proxies on behalf of the board? Page 7

1. We note that RCM may solicit proxies by telephone, electronic mail and personal solicitation. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use.

Proposal 5, page 39

2. Disclosure here and throughout the proxy indicates stockholders will be asked to consider proposal 5 "if the proposal is proper and properly introduced at the 2013 Annual Meeting." Please expand such discussion to indicate why such proposal would not be considered a proper matter for consideration at the 2013 Annual Meeting and clarify what constitutes a proposal being "properly presented."

Form of Proxy

3.   Please mark your form of proxy "preliminary copy." See Exchange Act Rule 14a-6(e)(1).

4.   Please revise the form of proxy to correct the reference to proposals 2 and 3 currently labeled as "(1)" and "(2)."

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the Company and its management are in possession of all facts relating to a Company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the Company acknowledging that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3444 with any questions.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions